EXHIBIT 10.3

AMENDED AND RESTATED

SUPPORT AGREEMENT

THIS AMENDED AND RESTATED SUPPORT AGREEMENT (as the same may be amended, modified or supplemented from time to time, the "Agreement") is entered into as of January 28, 2002 and amends and restates that certain Support Agreement dated December 6, 2001 by and between AMC Entertainment Inc., a Delaware corporation ("AMCE"), the Official Committee of Unsecured Creditors in the Chapter 11 Cases of the GCC Debtors as defined below (the "Committee"), General Electric Capital Corporation ("GECC") and Harcourt General, Inc. ("Harcourt") (the Committee, GECC, and Harcourt being hereinafter referred to collectively as "Creditor Parties" and individually as a "Creditor Party," and AMCE and the Creditor Parties being hereinafter referred to collectively as the "Parties" and individually as a "Party"), with reference to the following facts and recitals:

RECITALS

A. GC Companies, Inc. ("GCC") and various affiliated entities (collectively, the "GCC Debtors") are the Debtors and Debtors in Possession in cases under chapter 11 of the United States Bankruptcy Code which are currently pending in the United States Bankruptcy Court for the District of Delaware as case nos. 00-3897 (EIK) - 00-3927 (EIK), inclusive (the "Chapter 11 Cases").

B. The Committee was appointed to act as the committee of creditors holding unsecured claims in the Chapter 11 Cases pursuant to 11 U.S.C. Section 1102.

C. Harcourt and GECC are each creditors of GCC and/or one or more of the other GCC Debtors and assert claims in the Chapter 11 Cases.

D. AMCE is formulating a bid to acquire GCC and its subsidiaries (the "Bid") that would form the basis for a plan of reorganization for the GCC Debtors, which plan would provide for the ownership of 100 percent of the stock of reorganized GCC by AMCE following the confirmation and effective date of a plan of reorganization.

E. AMCE presently contemplates including in the Bid the proposed treatment of nonpriority, general unsecured claims against the GCC Debtors which are not otherwise classified ("General Unsecured Claims"), the claims of GECC and the claims of Harcourt set forth in the Term Sheet which is attached as Exhibit "A" hereto (the "Proposed Treatment"). In order to induce AMCE to continue to expend the effort and resources involved in formulating and presenting the Bid, and to include the Proposed Treatment as part of the Bid, the Creditor Parties have agreed to the terms of this Agreement. The Creditor Parties understand that their agreement to the terms of the Agreement is a material inducement to AMCE to continue to devote its efforts with respect to a Bid that includes the Proposed Treatment.

F. AMCE is or will be attempting to negotiate agreements similar to this Agreement regarding its contemplated Bid with certain claimants and equity holders in the Chapter 11 Cases, to wit: Fleet National Bank, N.A. ("Fleet"), Bank of America, N.A. ("BofA") (Fleet and BofA collectively, and each on behalf of itself and its affiliates, foreign and domestic, in their respective capacities as administrative agent(s) and lender(s) to GCC and its affiliates and joint ventures, foreign and domestic, the "Banks"), Bank of Nova Scotia, the Fifth Third Leasing Company, Bank Leumi Leasing Corporation, Fleet Capital Corporation, Imperial Bank, ReliaStar Life Insurance Company, as successor by merger to ReliaStar, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York, f/k/a ReliaStar Bankers Security Life Insurance Company, Simon Property Group, Multifoods Distribution Group, Carlson Marketing Group, Dandy Amusement, Pepsi-Cola North America and the Richard A. Smith family (the foregoing being collectively referred to as the "Intended Participants").

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

1. Conditional Inclusion of Proposed Treatment in Bid. Conditioned upon the timely satisfaction of each of the Conditions Subsequent described in paragraph 5, AMCE agrees that: (i) Any Bid submitted by AMCE to acquire GCC as part of a plan of reorganization for the GCC Debtors will include the Proposed Treatment; and (ii) AMCE will not support or propose a plan of reorganization in the Chapter 11 Cases for the acquisition of GCC by AMCE that does not include the Proposed Treatment, unless the Committee (in the case of General Unsecured Claims), GECC (in the case of the claims of GECC) or Harcourt (in the case of the claims of Harcourt) agrees otherwise.

2. Support by the Creditor Parties for AMCE Bid that Includes the Proposed Treatment. Subject to the provision of paragraph 5 regarding the Conditions Subsequent, each of the Creditor Parties agrees that it: (a) will support a Bid by AMCE for the acquisition of all of the stock of GCC by AMCE which includes the Proposed Treatment (a "Qualified Bid") and a plan of reorganization for the GCC Debtors that provides for such acquisition and the Proposed Treatment pursuant to a Qualified Letter of Intent (as defined below) (a "Qualified Plan"); (b) will not support or solicit any bid for GCC or any other GCC Debtor or for any assets thereof, other than a Qualified Bid by AMCE; (c) will not vote for, consent to, support, or participate in the negotiation or formulation of (i) any plan of reorganization or liquidation for GCC or any other GCC Debtor filed or to be proposed or filed in any or all of the Chapter 11 Cases with respect to any or all of the GCC Debtors, other than a Qualified Plan, or which provides for the disposition of any substantial portion of the assets of GCC or any other GCC Debtor to any party other than AMCE, or (ii) any disposition outside of a plan of reorganization of any substantial portion of the assets of GCC or any other GCC Debtor to any party other than AMCE; (d) will use commercially reasonable efforts (which will not be interpreted to require a Party to pay any amount other than its own attorneys' fees) to obtain confirmation of a Qualified Plan; (e) will not object to confirmation of a Qualified Plan or otherwise commence any proceeding to oppose or alter a Qualified Plan or any other reorganization documents containing terms and conditions consistent with a Qualified Plan; (f) will not directly or indirectly seek, solicit, support or encourage any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of GCC or any other GCC Debtor other than a Qualified Plan; (g) will support a motion by GCC seeking court approval of an amendment to each of those certain Amended and Restated Termination Change of Control Agreements dated September 15, 2000, as modified by a Modification thereto dated March 16, 2001, between GCC and each of G. Gail Edwards and Phillip J. Szabla, which amendment shall provide that the confirmation of a Qualified Plan that contains the treatment under Option B of the Bank Support Agreement Condition set forth on Exhibit "A" will not, solely because of such treatment, be deemed to invoke section 1129(b)(2)(B) of the Bankruptcy Code such that a Qualified Plan containing such treatment would not constitute a "Plan" within the meaning of such agreements; and (h) will not take any other action that is inconsistent with, or that would obstruct or hinder confirmation of, a Qualified Plan. Notwithstanding the foregoing, GECC reserves the right to object in the Chapter 11 Cases to the treatment of Class 10 and to a post-Effective Date sale to New Investments LLC by reorganized GCC Investment, Inc. of its interest in GCC Investments, LLC, as further described on Exhibit "A" hereto.

3. No Solicitation. Notwithstanding any other provision of this Agreement, nothing in this Agreement is intended to be or constitute, and shall not be deemed to be or constitute, a solicitation of any vote or any agreement to vote for any plan of reorganization, and nothing in this Agreement shall be deemed to require any Party or any other person or entity to vote for any plan of reorganization. Accordingly, and without limiting the foregoing, this Agreement is not and shall not be deemed to be a solicitation of acceptances of any Qualified Plan or any other plan, and nothing contained herein shall be construed to require any holder of a General Unsecured Claim, GECC or Harcourt to vote to accept any plan. The acceptance by any General Unsecured Claim holder, Harcourt or GECC of a Qualified Plan will not be solicited until it has received a disclosure statement approved by the Bankruptcy Court.

4. Specific Performance. Each Creditor Party agrees and acknowledges that upon the breach of this Agreement by such Creditor Party, AMCE would not have an adequate remedy at law, and that money damages would both be inadequate and difficult to calculate. Therefore, each Creditor Party hereby agrees that upon the breach by such Creditor Party of this Agreement, the Bankruptcy Court in the Chapter 11 Cases (or, if such court does not have jurisdiction, a court of competent jurisdiction) may direct such Creditor Party to specifically perform its obligations hereunder and may enjoin such Creditor Party from violating its obligations hereunder, without the posting of any bond or other security by AMCE. Nothing in this paragraph 4 shall impair any right or remedy of any Creditor Party upon breach of this Agreement by AMCE.

5. Conditions Subsequent.

(a) Subject to the rights of AMCE under subparagraph (b) of this paragraph 5, and subject to the rights of any non-breaching Party under subparagraph (c) of this paragraph 5, this Agreement, and the obligations of the Parties thereunder, shall terminate and be of no further force or effect if any of the following conditions ("Conditions Subsequent") shall not have been satisfied by the indicated date:

(i) GCC and the Parties shall have entered into and executed a Qualified Letter of Intent on or before the date hereof. For purposes of this paragraph 5, a letter of intent shall be deemed a Qualified Letter of Intent if: (w) it provides for the proposed treatment of General Unsecured Claims and of the claims of Harcourt and GECC set forth in Exhibit "A" or, if it proposes different treatment for any such claims, such treatment is acceptable to the Committee (in the case of General Unsecured Claims), GECC (in the case of the claims of GECC) or Harcourt (in the case of claims of Harcourt), as applicable; (x) it does not provide for the treatment of any class of claims against or equity interests in GCC in a manner which is materially better than the treatment of such class set forth in Exhibit "A"; (y) it requires AMCE to pursue the acquisition of GCC pursuant to, and support, a plan of reorganization for GCC that is a Qualified Plan (subject to the conditions outlined in Exhibit "A" and other customary conditions for a transaction of this type); and (z) the terms of such letter of intent do not materially and adversely affect General Unsecured Claims or the claims of Harcourt or GECC other than as provided in Exhibit "A." If any Creditor Party refuses to execute a Qualified Letter of Intent that is executed by GCC and AMCE, this condition shall nevertheless be deemed to have been satisfied, and such letter of intent executed by GCC and AMCE shall be deemed a Qualified Letter of Intent for all purposes under this paragraph 5.

(ii) [omitted].

(iii) [omitted].

(iv) A plan of reorganization which is a Qualified Plan and a disclosure statement for such plan shall have been filed with the Bankruptcy Court in the Chapter 11 Cases on or before December 21, 2001. The Parties acknowledge that this condition has been satisfied.

(v) An order of the Bankruptcy Court approving the adequacy of the disclosure statement for a Qualified Plan shall have been entered on or before February 25, 2002.

(vi) An order of the Bankruptcy Court confirming a Qualified Plan, the terms of which are materially consistent with Exhibit "A" (a "Confirmation Order"), shall have been entered on or before March 20, 2002.

(vii) The Confirmation Order shall have become a final, nonappealable order on or before April 1, 2002.

(b) If AMCE has not breached its obligations under this Agreement, it may extend the date set forth in clause (i) of subparagraph (a) for a period of up to fifteen (15) days by giving written notice of its election to extend such date to the other Parties on or before such date. If AMCE is not in breach of its obligations under this Agreement or under a Qualified Letter of Intent, AMCE may extend any of the dates set forth in any or all of clauses (iii)-(vii), inclusive, of subparagraph (a) for a period of up to thirty days, by giving written notice of such election to the other Parties on or before the applicable date which is being extended.

(c) In the event that the failure to occur of any of the Conditions Subsequent set forth above is the result of a breach of this Agreement or of a Qualified Letter of Intent by any Party, the non-breaching Parties may, by the written agreement of such non-breaching Parties, extend the time for satisfying such Conditions Subsequent to any date on which they may mutually agree, without the agreement of the breaching Party. This provision shall in no way limit any right or remedy which any Party may otherwise have for the breach of this Agreement, a Qualified Letter of Intent or a Qualified Plan.

(d) Each Party agrees (i) to use commercially reasonable efforts, which shall not be construed to require the payment of money by any Party, other than to its own attorneys, to cause each of the foregoing Conditions Subsequent to be satisfied on a timely basis and (ii) to cooperate with the other Parties in achieving the Conditions Subsequent as expeditiously as reasonably possible (and prior to the dates set forth above).

(e) Notwithstanding anything to the contrary in this Agreement, in the event that the Confirmation Order has not been entered on or before February 25, 2002, AMCE shall, if it has not breached this Agreement, have the right to terminate this Agreement by giving written notice of such termination to the other Parties on or before February 25, 2002, and, upon AMCE's exercise of this right, this Agreement, and the obligations of the Parties thereunder shall terminate and be of no further force or effect, unless at least two of the Creditor Parties notify AMCE that such Party elects to continue to be bound by this Agreement, and elects to have each of the other Parties continue to be bound by this Agreement, on or before March 2, 2002.

(f) In the event that the Confirmation Order shall not have been entered on or before March 31, 2002, then either the Committee or AMCE may, if such Party has not breached this Agreement, elect to terminate its obligations under this Agreement by giving notice of such election to the other Parties on or before March 31, 2002; provided, however, that AMCE may extend the foregoing date to April 30, 2002 by giving written notice of such extension to the other Parties on or before March 31, 2002, in which event the reference to "$20 million" as the threshold for determining "Excess Deduction Claims" under the description of the treatment of Class 6 in the Term Sheet attached as Exhibit "A" shall be changed to "$20,500,000." In the event that the Committee elects to terminate its obligations under this Agreement under this subparagraph 5(f), but AMCE does not do so, then AMCE, Harcourt and GECC shall continue to be bound in all respects by the terms of this Agreement, and the Committee shall no longer be treated as a Party. In the event that AMCE elects to terminate its obligations under this Agreement under this subparagraph 5(f), then this Agreement, and the obligations of the Parties thereunder, shall terminate and be of no further force or effect.

6. Governing Law. Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, the rights and obligations arising under this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

7. Notices. All notices, requests, or demands to a Party under or in connection with this Agreement shall be in writing and shall be delivered by hand, sent by recognized overnight courier or sent by telecopier, telex or similar electronic means to the Party (followed by overnight delivery transmitted the same day) properly addressed to such Party as set forth below, or to such other address or telecopier number as such Party shall provide to each other Party hereto in writing, and shall be deemed sent or given hereunder, in the case of delivery by recognized overnight courier, on the date of actual delivery, in the cases of transmission by telecopier, telex or similar electronic means (followed by overnight delivery transmitted the same day) on the date of actual transmission, and in the case of personal delivery, on the date of actual delivery:

To AMCE:

Peter C. Brown

Chairman, Chief Executive Officer and President

AMC Entertainment Inc.

106 W. 14th Street

Suite 2000

Kansas City, MO 64105

Fax: (816) 480-4617

-and-

Raymond F. Beagle Jr., Esq.

Lathrop & Gage L.C.

2345 Grand Boulevard

Suite 2800

Kansas City, MO 64105

Fax: (816) 292-2001

-and-

Isaac M. Pachulski, Esq.
Stutman, Treister & Glatt PC
3699 Wilshire Boulevard
Suite 900
Los Angeles, CA 90010

Fax: (213) 251-5288

To the Committee:

Marc A. Beilinson, Esq.

Pachulski Stang Ziehl Young & Jones

10100 Santa Monica Boulevard

Suite 1100

Los Angeles, CA 90067

Fax: (310) 201-0760

To Harcourt:

Reed Elsevier, Inc.
Attention: William Conway

275 Washington Street
Newton, MA 02158-1630

Fax: (617) 630-2126

-and-

Reed Elsevier, Inc.
Attention: Henry Z. Horbaczewski
125 Park Avenue, 23rd Floor
New York, NY 10017

Fax: (212) 309-5487

-and-

Benjamin J. Randall, Esq.

Katz, Randall, Weinberg & Richmond

333 West Wacker, Suite 1800

Chicago, IL 60606

Fax: (312) 807-3903

To GECC:

Jeffrey Fitts, Senior Risk Manager

General Electric Capital Corporation

401 Merritt Seven, 2d Floor

Norwalk, CT 06856

Fax: (203) 229-1992

-and-

Randall L. Hagen, Esq.

Ober, Kaler, Grimes & Shriver

120 E. Baltimore Street

Baltimore, MD 21202-1643

Fax: (410) 547-0699

8. Entire Agreement; Modification; Waiver. This Agreement (including the Exhibits hereto which are incorporated by reference) constitutes the entire agreement between the Parties as to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of the Parties, whether oral, written or implied, as to the subject matter hereof. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all Parties affected thereby. No waiver of any of the provisions of this Agreement shall be deemed or constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver. Notwithstanding anything in this paragraph 8 to the contrary, the provisions of clause (g) of paragraph 2 shall not be amended, modified or waived without GCC's written consent.

9. No Third-Party Beneficiaries. Nothing contained in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any person or entity other than the Parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third party to any Party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any Party to this Agreement.

10. Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective legal representatives, successors, and assigns.

11. Further Documents. Each Party hereto agrees to execute any and all documents and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

12. No Representations or Warranties. Except as expressly set forth in this Agreement, none of the Parties hereto makes any representation or warranty, written or oral express or implied.

13. Severability. If any nonmaterial portion of this Agreement shall be held to be invalid or unenforceable, then that portion shall be deemed to have been severed out of this Agreement and the Parties acknowledge that the balance of this Agreement shall be valid and enforceable.

14. Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement.

15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16. Due Authorization. Each Party to this Agreement hereby represents and warrants that (i) such Party is duly-authorized to enter into this Agreement; and (ii) the person purporting to execute this Agreement on behalf of such Party has been duly-authorized to execute this Agreement on behalf of and bind such Party.

17. Attorneys' Fees. In any action or proceeding brought by a Party hereto against any other Party hereto to enforce any provision of this Agreement, or to seek damages for a breach of any provision hereof, or where any provision hereof is validly asserted as a defense, the prevailing Party shall be entitled to recover reasonable attorneys' fees and costs from the other Party in addition to any other available remedy; provided, however, that nothing contained herein shall be deemed to entitle the Committee to recover any attorneys' fees from any other Party, or to pay any attorneys' fees to any other Party.

18. Limitation of Disclosure. The Creditor Parties agree that, prior to the filing of a plan of reorganization and disclosure statement for GCC which is predicated on a Qualified Bid, the Creditor Parties will not disclose the terms of this Agreement, of the Bid or of Exhibit "A" to any person or entity other than an Intended Participant, its counsel or its financial advisors; without the prior written approval of AMCE, except as otherwise required by applicable law, rule or governmental regulation.

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IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date and year first above written.

AMC ENTERTAINMENT INC.

By: /s/ Craig R. Ramsey

Name: Craig R. Ramsey

Title: Senior Vice President - Finance, Chief Financial Officer and Chief Accounting Officer

THE COMMITTEE OF UNSECURED CREDITORS
IN THE CHAPTER 11 CASES OF THE
GCC DEBTORS

By: /s/ William S. Kaye

Name: William S. Kaye

Title: Chairman

GENERAL ELECTRIC CAPITAL CORPORATION

By: /s/ Nicole Russo

Name: Nicole Russo

Title: Risk Manager

HARCOURT GENERAL, INC.

By: /s/ Charles P. Fontaine

Name: Charles P. Fontaine

Title: Vice President

January 28, 2002

Term Sheet for the Acquisition of GC Companies, Inc. ("GCC") by AMC Entertainment Inc. ("AMCE")

A. Classification and Treatment of Claims and Interests

(a) Unclassified Claims (not entitled to vote)

Administrative Claims:

On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Administrative Claim will receive payment in full in cash of the unpaid portion of such Allowed Administrative Claim.

DIP Financing Claims:

On the Effective Date, or as soon thereafter as practicable, the holders thereof will receive payment in full in cash of the Allowed DIP Financing Claims.

Priority Tax Claims:

At the option of AMCE, each holder of an Allowed Priority Tax Claim will receive either (i) payment in full in cash on the Effective Date or as soon thereafter as practicable, or (ii) payment over a six year period from the date of assessment as provided in section 1129(a)(9)(C) of the Bankruptcy Code with interest payable at 7 percent annually or at such other rate agreed to by AMCE and the holder of such claim or determined by the Bankruptcy Court; provided, however, that any Allowed Priority Tax Claim for which any member of the GECC Group is liable, the payment of which is demanded from such member by the applicable taxing authority, shall be payable upon the later of the date of such demand or the Effective Date.

(b) Unimpaired Claims (deemed to accept)

Class 13/4 Other Priority Claims:

On the Effective Date, or as soon thereafter as practicable, each holder of a Class 1 Claim will receive payment in full in cash of such Allowed Other Priority Claim.

Class 23/4 Secured Claims other than Banks, Heller and GECC Group:

As to each Class 2 Claim, at the option of AMCE, AMCE will either (i) reinstate such Class 2 Claim by curing all outstanding defaults with all legal, equitable, and contractual rights remaining unaltered, except as permitted by 11 U.S.C. Section 1124(2), (ii) pay in full the allowed amount of such Class 2 Claim in cash on the Effective Date or as soon thereafter as practicable or (iii) satisfy such Class 2 Claim by delivering to the claimant the collateral securing such claim.

Class 33/4 Claims of Heller:

As to each Class 3 Claim, AMCE will reinstate such Class 3 Claim by curing all outstanding defaults and leaving all legal, equitable, and contractual rights unaltered, except as permitted by 11 U.S.C. Section 1124(2); provided, that, AMCE shall have the right to pay such Allowed Class 3 Claim in full in cash on the Effective Date, or as soon thereafter as practicable, in full satisfaction of such Allowed Class 3 Claim. For purposes of the foregoing, Heller shall be deemed to have an allowed Class 3 Claim in the amount of $28,408,027 as of December 4, 2001, which amount shall be reduced by the principal portion of any payments made by GCC through the Effective Date.

(c) Impaired Claims (entitled to vote)

Class 43/4 Claims of Banks:

For purposes of the Plan, Fleet National Bank, N.A. ("Fleet") and The Bank of Nova Scotia (collectively, the "Domestic Banks") shall be deemed to have Allowed Class 4 Claims of $44.6 million. On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Class 4 Claim will receive New AMCE Notes with a face amount equal to 100 percent of its Allowed Class 4 Claim; provided, however, that each holder of a Class 4 Claim may elect to receive, in lieu of its New AMCE Notes, cash in an amount equal to 87.5 percent of the New AMCE Notes to which it would otherwise be entitled (such option being hereinafter referred to as the "New AMCE Notes Exchange Option"). Whether or not the New AMCE Notes Exchange Option is exercised, the consideration provided for herein shall be in full satisfaction of the Allowed Class 4 Claims for all purposes, and without limiting the foregoing, will be deemed to fully satisfy all claims and rights of the holders of such claims against Harcourt General, Inc. ("Harcourt") under that certain Intercreditor Agreement dated January 26, 1999 (the "Intercreditor Agreement") between Harcourt and Bank Boston, N.A. (n/k/a Fleet National Bank, N.A.), as administrative agent for the Domestic Banks.

GCC's Guaranty of Hoyts General Cinemas South America's Credit Facilities:

As a condition of the treatment of the Class 4 Claims as described above (the "JV Loan Purchase Condition"), prior to the Effective Date, the lenders (the "SA Lenders") to Hoyts General Cinemas South America (the "JV") shall have sold, and GCC shall have purchased, one half of the SA Lenders' loans to the JV (the "GCC JV Loan Portion") for no more than 87.5 percent of the face amount of that portion of such JV loans (the "JV Loan Purchase"), and the SA Lenders shall have released GCC from any liability by reason of GCC's several guaranties (collectively, the "GCC Guaranty") of the JV's credit facilities. Notwithstanding the foregoing, GCC may, at its option, purchase the GCC JV Loan Portion of less than all of the SA Lenders; in such event, any claim against GCC under the GCC Guaranty shall be released with respect to such GCC JV Loan Portion, and in no event shall the JV Loan Purchase Condition be satisfied for purposes of this Term Sheet unless the entire JV Loan Purchase with respect to the GCC JV Loan Portion has occurred. Any JV Loan Purchase shall be financed by borrowings under the DIP facility or a successor DIP facility.

Bank Support Agreement Condition

As Fleet and Bank of America, N.A. ("BofA"), each on behalf of itself and its affiliates, foreign and domestic, in their respective capacities as administrative agent(s) and lender(s) to GCC and its affiliates and joint ventures, foreign and domestic) (collectively, the "Banks") have not entered into a support agreement agreeing to the treatment of Class 4 Claims and the satisfaction of the JV Loan Purchase Condition described above as of the date hereof (the "Bank Support Agreement Condition"), the treatment of Class 4 Claims under this Term Sheet (and, in the event that AMCE selects Option B below, Class 8 Claims {as defined in Option B} that would otherwise be classified in Class 6) shall be modified, at AMCE's option, to consist of the treatment described under Option A, Option B or Option C below, and the terms of the selected option shall become part of this Term Sheet, unless otherwise agreed by AMCE and the Banks, so long as such alternative agreed upon treatment of Class 4 Claims and claims arising under or relating to the GCC Guaranty under this Term Sheet does not have a material adverse effect on the treatment of any other class of claims under this Term Sheet:

Option A:

  The JV Loan Purchase Condition shall be waived. In lieu thereof, GCC shall reject the GCC Guaranty (to the extent, if any, that it is an executory contract), and the SA Lenders may assert a general unsecured Class 6 claim against GCC therefor (the "GCC Guaranty Claim"). To the extent that the GCC Guaranty Claim is allowed by the bankruptcy court, it shall be the "Allowed GCC Guaranty Claim." AMCE will make available for distribution on account of the Allowed GCC Guaranty Claim New AMCE Stock with a Plan Value equal to that fraction of the Allowed GCC Guaranty Claim, the numerator of which is the total Plan Value of the New AMCE Stock (plus, if applicable under clause (b) of the Conditional Class 6 Recovery, the Plan Value of the Top-Up AMCE Stock and any cash substituted by Harcourt therefor) that would have been distributed to the holders of Allowed Class 6 Claims had the Bank Support Agreement Condition not been waived and this provision had not become effective, and the denominator of which is the total amount of the Allowed Class 6 Claims other than the Allowed GCC Guaranty Claim. The Plan Value of such New AMCE Stock with respect to each Allowed GCC Guaranty Claim shall be applied to reduce the amount of debt outstanding under the JV credit facility to which each Allowed GCC Guaranty Claim relates.
  If the fair market value of the New AMCE Notes (based on the average of the bid and ask prices on the trading date immediately prior the date of distribution) to be distributed to holders of Allowed Class 4 Claims is less than the Allowed Class 4 Claims, then such holders shall be entitled to receive additional New AMCE Notes with a fair market value equal to the deficiency.

Option B:

  All nonpriority, unsecured claims against GCC that (i) are not also claims against any direct or indirect subsidiary of GCC that is a chapter 11 debtor and (ii) would otherwise have been classified in Class 6, including without limitation any claim arising under or relating to the GCC Guaranty, shall be separately classified in a new Class 8. The holders of allowed unsecured claims in Class 8, including without limitation claims arising under or relating to the GCC Guaranty, shall receive New AMCE Stock with a Plan Value (as defined in footnote 9 below) or, at AMCE's option, cash, equal to 5 percent of each holder's Allowed Class 8 Claim.
  If the fair market value of the New AMCE Notes (based on the average of the bid and ask prices on the trading date immediately prior to the date of distribution) to be distributed to holders of Allowed Class 4 Claims is less than the Allowed Class 4 Claims, then such holders shall be entitled to receive additional New AMCE Notes with a fair market value equal to the deficiency.

Option C:

  The Class 4 Claims and any claims arising under or relating to the GCC Guaranty shall be treated in such manner as AMCE designates, so long as such treatment does not require any reduction in the amount of the consideration that would have been received by the holders of allowed claims in any other class absent such treatment of Class 4 claims or claims arising under or relating to the GCC Guaranty.

Class 53/4 Claims of the GECC Group:

For purposes of the Plan, the GECC Group shall be deemed to have Allowed Class 5 Claims in the aggregate amount of $78.3 million.

On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Class 5 Claim secured by identifiable equipment or leaseholds (i.e., all members excluding Fifth Third and Bank Leumi), whose Allowed Class 5 Claims are estimated to be $71.1 million in the aggregate, will receive the following consideration (i) New AMCE Notes with a face amount equal to 90 percent of its Allowed Class 5 Claim (i.e., $64 million in the aggregate); provided, however, that each Allowed Class 5 Claim holder shall have the right to exercise the New AMCE Notes Exchange Option for the New AMCE Notes to which it would otherwise be entitled (i.e., for $56 million in cash in the aggregate); and (ii) New AMCE Stock (as defined below) with an aggregate Plan Value (as defined below) equal to 4.5 percent of its Allowed Class 5 Claim (i.e., $3.2 million Plan Value).

On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Class 5 Claim secured by unidentifiable equipment (i.e., Fifth Third and Bank Leumi), whose Allowed Class 5 Claims are estimated to be $7.2 million in the aggregate, will receive the following consideration (i) New AMCE Notes with a face amount equal to 50 percent of its Allowed Class 5 Claim (i.e., $3.6 million in the aggregate); provided, however, that each Allowed Class 5 Claim holder shall have the right to exercise the New AMCE Notes Exchange Option for the New AMCE Notes to which it would otherwise be entitled (i.e., for $3.15 million in cash in the aggregate); and (ii) New AMCE Stock (as defined below) with an aggregate Plan Value (as defined below) equal to 22.5 percent of its Allowed Class 5 Claim (i.e., $1.62 million Plan Value).

Class 63/4 Unsecured Claims Other Than Any Unsecured Claims of the Banks, Heller, the GECC Group, or Harcourt:

On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Class 6 Claim will receive New AMCE Stock with an aggregate Plan Value equal to such holder's pro rata share of the sum of (a) Base Class 6 Recovery plus (b) the Conditional Class 6 Recovery (if any), each as defined below; provided, that in no event shall holders of Allowed Class 6 Claims receive New AMCE Stock with a Plan Value in excess of 100 percent of their Allowed Claims.

The "Base Class 6 Recovery" shall be equal to:

(w) $37.5 million (plus, if and only if (A) AMCE exercises its rights to require GCC to reject any real estate lease under 11 U.S.C. Section 365 which GCC has not already rejected, other than the Bay Plaza Expansion {which does not include the existing Bay Plaza location}, Erie Commons, Summit Park and Midway Mall leases, (any such newly rejected lease other than the Bay Plaza Expansion, Erie Commons, Summit Park and Midway Mall leases being a "Newly Rejected Lease") and (B) AMCE has been afforded the reasonable opportunity to renegotiate the terms of such Newly Rejected Lease prior to such rejection, 32/45's (or 71.1 percent) of the allowed unsecured claim of the lessor arising as a result of such rejection of the Newly Rejected Leases); plus

(x) to the extent that any Class 6 Claims are allowed on account of the rejection of the theatre leases known as Rancho (Unit 422), Galleria (Unit 744), Lincoln Mall (Unit 870) or Deerfield 8 (Unit 922) (such Allowed Class 6 Claims being hereinafter referred to in the aggregate as the "Allowed Designated Lease Claims"), the positive amount (if any) that results from multiplying (i) the lesser of $1.4 million or the Allowed Designated Lease Claims, minus (in either case) the amount, if any, which results from subtracting the aggregate Allowed Claims of John Berylson and Michael Greeley from $4 million and (ii) that fraction, the numerator of which fraction is the total Plan Value of the New AMCE Stock (plus, if applicable under clause (b) of the Conditional Class 6 Recovery, the Plan Value of the Top-Up AMCE Stock and any cash substituted by Harcourt therefor) that would have been distributed to the holders of Allowed Class 6 Claims had the Allowed Designated Lease Claims been zero, and the denominator of which is the total amount of the Allowed Class 6 Claims other than the Allowed Designated Lease Claims; minus

(y) the amount (if any) by which the aggregate amount of the "Deduction Claims" exceeds $20 million; plus

(z) the amount (if any) by which the aggregate amount of the "Deduction Claims" is less than $20 million.

As used herein, the term "Deduction Claims" shall be defined as the aggregate sum of the Administrative Claims (exclusive of operating expenses incurred or accrued and paid in the ordinary course of business for goods and services, sales taxes and federal and state taxes relating to ordinary income), plus retention, severance and bonus payments (including bonuses paid in the normal course) (without duplication), plus the Priority Tax Claims, plus the Class 1 Claims, plus the Class 2 Claims, plus the Cure Claims, plus the adequate protection payments, less the GECC Excess Payments and any adequate protection payments made to Heller subsequent to August 1, 2001 and applied to the reduction of the pre-petition principal amount of Heller's Class 3 Claim, in all instances whether payments on behalf of such Deduction Claims were made from August 1, 2001 through the Effective Date or whether such Deduction Claims are outstanding on the Effective Date; provided, however, that the component of Deduction Claims that relates to severance and retention payments, including amounts paid under the Amended and Restated Termination and Change of Control Agreements approved by the Bankruptcy Court's Order dated March 16, 2001 but not including any bonuses paid in the normal course, shall be deemed to equal $5 million regardless of the actual amounts that are paid through the Effective Date or outstanding on the Effective Date; bonuses paid in the normal course shall constitute a Deduction Claim based on the actual amount of such bonuses paid. All fees and expenses incurred by the post-confirmation Committee, the Unsecured Stock Trust, the Class 6 distribution agent and any and all sub-agents, professionals and others employed by any or all of them (including, without limitation, the debtors-in-possession's present or former employees and counsel), shall be satisfied exclusively from assets or cash otherwise distributable to the holders of Allowed Class 6 Claims pursuant to this Term Sheet. Additionally: (i) any fees due and payable to the Office of the United States Trustee pursuant to section 1930(a)(6) of title 28 of the United States Code with respect to any chapter 11 cases that remain open from and after the Effective Date of the Plan shall be paid and satisfied exclusively from the assets or cash otherwise distributable to the holders of Allowed Class 6 Claims; provided that, except as set forth below with respect to General Cinema Theatres, Inc. ("GCT") and, under certain circumstances, GCC, all of the GCC debtors' cases will be closed as of the Effective Date, or as soon thereafter as reasonably practicable; provided further, that GCT will move to close its case promptly when requested to do so by the post-confirmation Committee after resolution of all disputed Class 6 Claims and (but only if Option B under the "Bank Support Agreement Condition" is chosen) the GCC case will be closed promptly after resolution of all disputed Class 8 Claims. Any fees and expenses (including, without limitation, professional fees and expenses) incurred by the post-confirmation Committee in objecting to or otherwise resolving Administrative Claims and Priority Tax Claims shall be satisfied exclusively from the assets or cash otherwise distributable to the holders of Allowed Class 6 Claim, it being understood that the reorganized debtors shall have no obligation to object to or otherwise resolve Administrative Claims and Priority Tax Claims, that any such objection or resolution shall be at the option, risk and expense of the post-confirmation Committee and that the reorganized debtors will be reimbursed for any out-of-pocket expenses incurred as a result of any such objection or resolution.

The "Conditional Class 6 Recovery" shall be equal to the sum of the following, which shall be conditioned upon occurrence of the conditions described in clauses (a) and (b) and may therefore be zero: (a) If the JV Loan Purchase Condition is waived and AMCE selects Option A described above under the heading "Bank Support Agreement Condition," the Plan Value of New AMCE Stock to be made available by AMCE to the holders of the Allowed GCC Guaranty Claim, plus (b) to the extent any pre-petition claims are allowed on account of the rejection of any of the Identified Leases (any such allowed claims being "Allowed Identified Lease Claims"), Harcourt shall, at its own expense, purchase AMCE Stock in the open market (or New AMCE Stock if agreed by AMCE) for distribution to the holders of Allowed Class 6 Claims such that, when added to the New AMCE Stock made available by AMCE under the Base Class 6 Recovery and any New AMCE Stock to be distributed under clause (a) above, the AMCE Stock made available by Harcourt is sufficient to enable holders of Allowed Class 6 Claims other than the holders of Allowed Identified Lease Claims to receive the same amount of AMCE Stock per dollar amount of their Allowed Class 6 Claims as they would have received if the Allowed Identified Lease Claims had not been allowed (the "Top-Up AMCE Stock"); provided, that Harcourt may satisfy this obligation by delivering, in its discretion, either a number of shares of AMCE Stock equal to the Top-Up AMCE Stock or cash in an amount equal to the market value of the Top-Up AMCE Stock as of the Effective Date. Except as provided in the preceding clause (b), Harcourt shall have no responsibility with respect to any distributions to third party holders of any Allowed Class 6 Claim. The Conditional Class 6 Recovery is intended to provide for the same treatment to the holders of Allowed Class 6 Claims that are determined to be such under the conditions described in clauses (a) and (b) of this paragraph (in terms of the number of shares of AMCE Stock per dollar of Allowed Class 6 Claims) as other holders of Allowed Class 6 Claims would receive if the claims described in clauses (a) and (b) had not become Allowed Class 6 Claims), and the Conditional Class 6 Recovery shall be interpreted accordingly.

Notwithstanding anything to the contrary contained herein, the treatment of Allowed Class 6 Claims under this Term Sheet is predicated upon the assumption that all of the Identified Leases (other than the Erie Commons, Summit Park and Midway Mall leases, which shall be rejected) and all other leases that were assigned by any of the GCC Debtors to any party other than one of the GCC Debtors (the "Assigned Leases") have been rejected or have deemed rejected under section 365(d) of the Bankruptcy Code. Accordingly, notwithstanding anything to the contrary contained herein, the GCC Debtors shall reject all Identified Leases that have not been previously rejected, and all Assigned Leases that have not been previously rejected, without any additional obligation on the part of AMCE.

Notwithstanding anything to the contrary contained herein, in the event that AMCE elects to treat claims arising under or relating to the GCC Guaranty and other nonpriority unsecured claims that are solely claims against GCC (but not against any subsidiary chapter 11 debtor) that would otherwise be classified in Class 6 in accordance with Option B under the "Bank Support Agreement Condition" above, then such claims shall not be included in Class 6 and shall not be entitled to treatment in accordance with the provisions regarding Class 6 claims. Instead, all such claims shall be treated as Class 8 claims in accordance with Option B.

Notwithstanding the foregoing, upon the agreement of AMCE and the Committee, Class 6 may be divided into two or more sub-classes which may each receive different treatment under the Plan, provided that the aggregate consideration distributable to such sub-classes does not exceed the total consideration otherwise distributable to Class 6 pursuant to this term sheet.

Class 7- Convenience Class:

As soon as practicable following the AMCE Class 6 Distribution Date under the Plan, each Holder of an Allowed Class 6 Claim that is $500 or less or that the Holder thereof elects to reduce to $500 shall receive cash paid from the Class 6 recovery (or the proceeds thereof), in an amount equal to seventy percent (70 percent) of such Holder's Allowed convenience claim. Notwithstanding the foregoing, if the Class 7 convenience claim exceed $425,000.00 the Committee may elect, on or before the Confirmation Date, to eliminate Class 7 of the Plan, in which event each and every Allowed convenience claim shall be treated in all respects as an Allowed Class 6 Claim and any election of the Holder thereof to reduce its Allowed Claim to $500 shall be deemed null and void.

Class 8 -- Nonpriority, unsecured claims against GCC that are not also claims against any direct or indirect subsidiary of GCC that is a chapter 11 debtor and that would otherwise have been classified in Class 6

As provided under Option B of the heading "Bank Support Agreement Condition" above.

Class 93/4 Claims of Harcourt:

On the Effective Date, or as soon thereafter as practicable, in full satisfaction of Harcourt's Class 7 Claims (i) Harcourt will receive cash in an amount equal to $1 million; and (ii) AMCE shall, as to each of the Harcourt Leases (as defined below) either (a) agree to become a substitute guarantor of such Harcourt Lease in exchange for the lessor under such Harcourt Lease releasing Harcourt from all claims thereunder or (b) absent such a release of Harcourt by the applicable lessor, provide an indemnification to Harcourt against any further liability related to such Harcourt Lease (which indemnification shall include any and all costs and liabilities of Harcourt arising after the Effective Date in connection with a default under such Harcourt Lease, including but not limited to reasonable fees of counsel, but shall not include any guarantee fee or other payment that is not based upon actual costs incurred by Harcourt in satisfying or defending its obligations under the applicable Harcourt Lease). For purposes hereof, "Harcourt Lease" includes all leases (a) under which Harcourt was the original tenant, is a guarantor or is otherwise liable for rent upon GCC's default in payment thereof, (b) that have not been rejected by GCC as of the date of this Term Sheet (other than the Erie Commons, Summit Park and Midway Mall leases, which GCC shall reject and all three such leases shall not be deemed to be Harcourt Leases), and (c) that have not previously been assigned by any of the Debtors to any party other than an affiliate of the Debtors. Without limiting the foregoing, none of the Identified Leases shall be deemed to be a Harcourt Lease. The Harcourt Leases, which include without limitation the Reserved Leases (as defined below), shall be assumed as part of the plan of reorganization, without any payment or subsidy from Harcourt, and shall be specifically identified in an exhibit to the plan of reorganization. No Harcourt Lease shall be rejected without Harcourt's consent, unless otherwise agreed by AMCE and Harcourt in connection with the Harcourt Lease renegotiations described below.

AMCE acknowledges that Harcourt has paid certain cure costs to the lessors under the Plaza at Chapel (Unit 496) and Centennial (Unit 942) leases, and Harcourt will be reimbursed under the plan of reorganization for such cure costs to the extent such cure costs would otherwise be required to be paid to such lessors in connection with the assumption of such leases, in lieu of any claim with respect to such cure costs by such lessors.

Harcourt shall also be released from all claims of the Domestic Banks under the Intercreditor Agreement, and the Reimbursement and Security Agreement described therein shall terminate and be of no further force or effect.

AMCE shall use reasonable commercial efforts (which shall not be interpreted to require AMCE to pay any amount other than its own attorneys' fees) to renegotiate the Harcourt Leases prior to the Effective Date. Except as provided in the following sentence, Harcourt shall be entitled to participate in such renegotiations until the Effective Date, but direction and control of such renegotiations shall be at AMCE's sole and absolute discretion. Harcourt shall not be entitled to participate in renegotiation of the Springfield, Hollywood Galaxy or Centennial Lakes leases (the "Reserved Leases"); provided, that AMCE shall keep Harcourt reasonably informed with respect to the status of such negotiations and provided, further, that AMCE shall not seek or obtain lease concessions on other leases AMCE may have with the lessors under the Reserved Leases in lieu of lease concessions under the Reserved Leases without Harcourt's consent. If the renegotiation of any Reserved Lease results in an agreement with the lessor for a replacement lease or lease buyout within the time frames set forth below, Harcourt will be entitled to the following: (i) with respect to each Reserved Lease for which an agreement for a replacement lease or lease buyout is executed prior to the Effective Date, Harcourt will be entitled to receive New AMCE Stock with a Plan Value of $250,000 on the Effective Date; and (ii) with respect to each Reserved Lease for which AMCE received a written proposal from the lessor for a replacement lease or lease buyout prior to the Effective Date and for which AMCE and such lessor execute an agreement for a replacement lease or lease buyout within six (6) months after the Effective Date on terms that are at least as favorable to the lessee (after taking into account any payment to Harcourt pursuant to this Term Sheet) as those contained in such proposal, Harcourt will be entitled to receive New AMCE Stock with a Plan Value of $250,000 within ten (10) business days following execution of such post-Effective Date agreement.

Harcourt agrees that it will work cooperatively with AMCE with respect to the renegotiation of the Harcourt Leases. Regardless of whether Harcourt participates in a renegotiation, Harcourt shall receive the net present value, using a 10 percent discount rate, of 50 percent of any rent reductions (net of inducement payments, if any, paid by AMCE) that are renegotiated prior to the Effective Date for any of the Harcourt Leases (excluding any rent reductions that may be part of a replacement lease with respect to a Reserved Lease or a lease buyout of a Reserved Leases, but otherwise including any rent reduction on a Reserved Lease). For purposes of the foregoing, a rent reduction will be deemed to have been renegotiated prior to the Effective Date if either (a) the rent reduction is documented by an executed and fully effective lease amendment (a "Harcourt Lease Amendment") prior to or on the Effective Date, or (b) notwithstanding that a Harcourt Lease Amendment was not obtained by the Effective Date, (1) the rent reduction was evidenced by a written proposal from the lessor under the applicable Harcourt Lease prior to the Effective Date and (2) a Harcourt Lease Amendment is executed within six (6) months following the Effective Date that includes terms that are at least as favorable to the lessee (after taking into account any payment to Harcourt pursuant to this Term Sheet) as those contained in such proposal. Amounts to which Harcourt is entitled under this paragraph, if any, shall be payable in cash on the later of (i) the Effective Date, or as soon thereafter as practicable, or (ii) the date of execution of the applicable Harcourt Lease Amendment.

Furthermore, except for Springfield Mall, Virginia (Unit 867); Southlake, Indiana (Unit 875); Ford City, Illinois (Unit 940); and Bay Plaza, New York (Unit 902), AMCE shall not extend the term of any of the leases of which Harcourt is a guarantor beyond its current term, unless Harcourt is provided evidence reasonably satisfactory to it that it is not liable, or is removed, as guarantor of the applicable lease for any such extension period.

GCC shall also assign to Harcourt, without representation or recourse, all of GCC's right, title and interest in, to and under any collateral or security, including without limitation any letters of credit, guaranties and other security or documents supporting the non-GCC assignee's or subtenant's liability under any Assigned Leases under which Harcourt may have contingent liability, whether as a guarantor, original tenant or otherwise.

Harcourt's (and its affiliates') recovery and distribution under the Plan shall be exclusively as set forth in this treatment of Class 7 Allowed Claims, and Harcourt (and its affiliates) shall not be entitled to assert any claim in Class 6, whether in its own name, in the name of a third party landlord, as subrogee, as assignee or otherwise. As of the Effective Date of the Plan, Harcourt (and its affiliates) shall be deemed to have withdrawn any and all proofs of claim asserted against the GCC Debtors in any and all such capacities, with prejudice.

Class 103/4 Common Stock Interests (including any Allowed Claims subordinated to the level of common stock under section 510(b) of the Bankruptcy Code):

Subject to satisfaction of the Class 10 Participation Conditions (as defined below), a limited liability company ("New Investments LLC") will acquire 100 percent of the membership interests in GCCI LLC and, subject to certain conditions, the equity interests in New Investments LLC will be distributed to (i) Holders of Allowed Interests, (ii) AMCE or its designee and (iii) investors who participate in a $16,250,000 equity financing to be conducted by New Investments LLC, as described in more detail below. Immediately prior to such acquisition by New Investments LLC, any investment portfolio assets, any net proceeds received after the filing of the Plan with respect to or from the dispostion of such assets not initiated by GCCI LLC and any furniture, fixtures and equipment that are owned by GCCI Inc. will be transferred to GCCI LLC, subject to any restrictions on transfers binding on GCCI Inc. with respect to such investments.

If and only if the Class 10 Participation Conditions are satisfied, and not otherwise, Holders of Allowed Interests shall receive the following consideration on the Effective Date, or as soon thereafter as practicable:

Each such Holder shall receive its Pro Rata Share of (i) $100,000.00 Cash plus (ii) 10.416667 percent of the limited liability interests (the "LLC Interests") of New Investments LLC (the "Class 10 Percentage"), which percentage shall be increased to 14 percent if the Preferred LLC Interest Repurchase, as described below, occurs. "Pro Rata Share" means the percentage calculated by dividing such Holder's Allowed Common Stock Interest by the aggregate amount of all Allowed Interests.

The distribution to each such Holder of its LLC Interests shall be subject to and contingent upon the following conditions (the "Distribution Conditions"): (i) the filing of the notification of election on Form N-54A by New Investments LLC to be subject to the provisions of Sections 54 through 65 (applicable to business development companies) of the Investment Company Act of 1940 (the "BDC Election"), (ii) effectiveness of the registration of New Investments LLC on Form 10 under Section 12(g) of the Securities Exchange Act of 1934 (the "34 Act Registration"), and (iii) the effectiveness of registration of New Investment LLC's investment manager (the "Investment Manager") as an investment adviser under the Investment Advisers Act of 1940 (the "Adviser Act Registration"), without, in the case of any of the BDC Election, the 34 Act Registration or the Adviser Act Registration, the SEC requiring any changes to the terms and provisions applicable to New Investments LLC and the Investment Manager as described herein or in the Form 10 or indicating that any such term or provision might violate a provision of law or regulation or subject New Investments LLC, the Investment Manager or their respective member, managers, employees or agents to any liability. If the Distribution Conditions do not occur, New Investments LLC shall have the option at the sole discretion of the Investment Manager to direct that no LLC Interests shall be distributed to the Holders of Allowed Interests. If New Investments LLC exercises such option, (i) the LLC Interests which would otherwise be distributed to the Holders shall be held by AMCE, or at AMCE's election, Reorganized GCX or another of AMCE's designees, (ii) New Investments LLC shall withdraw or not make, as the case may be, its BDC Election and 34 Act Registration and the Investment Manager shall withdraw or not make the Adviser Act Registration, (iii) New Investments LLC will operate as an investment company exempt from registration under the Investment Company Act of 1940 (the "40 Act"), and (iv) the Holders of Allowed Interests will not receive the Cash distribution described above. In such event, none of New Investments LLC, the Investment Manager, the Reorganized Debtors or AMCE, nor their respective members, managers, employees or agents shall have any liability to the Holders of Allowed Interests if such Holders do not receive any distribution of LLC Interests.

It is anticipated that New Investments LLC will file the Form 10 prior to the Effective Date, and unless the SEC agrees to accelerated consideration of the Form 10, the SEC's decision to declare the Form 10 effective under the Securities Exchange Act of 1934 (the "34 Act") shall require at least 60 days from filing. Because the BDC Election will become effective upon filing, it is anticipated that New Investments LLC will make the BDC Election only upon the effectiveness of the 34 Act Registration. Accordingly, any distribution of LLC Interests to Holders of Allowed Interests may be delayed until several months after confirmation until the Distribution Conditions have been fulfilled or waived.

The remaining equity interests in New Investments LLC will be a special class of equity interests (the "Preferred LLC Interests") which will be owned by AMCE, or at AMCE's election, Reorganized GCX or another of AMCE's designees. The Preferred LLC Interests will represent 25.595238 percent of the equity of New Investments LLC and will be entitled to receive a distribution priority in an amount equal to $6.5 million (the "Preferred LLC Priority Amount"). The Preferred LLC Interests will further be subject to an option in favor of New Investments LLC to purchase all, but not less than all, of such Preferred LLC Interests for $6.5 million in Cash within 30 days (the "Option Period") after the Effective Date. In the event such option is not exercised, AMCE or its designee shall have the right to put such Preferred LLC Interests to New Investments LLC at any time during the seven (7) day period after the expiration of the Option Period for such $6.5 million amount. (The exercise of either of such option or such put is referred to as the "Preferred LLC Interest Repurchase.") New Investments LLC shall not incur debt or grant liens upon its assets without the consent of the holders of the Preferred LLC Interests while they remain outstanding. It is anticipated that the Preferred LLC Interest Repurchase will occur prior to the BDC Election.

Notwithstanding anything to the contrary contained herein, in the event that any impaired Class of Claims does not accept the Plan, and the Bankruptcy Court determines that the proposed treatment of Class 10 as set forth herein violates the provisions of section 1129(b)(2) of the Bankruptcy Code with respect to the treatment of such nonaccepting Class, the treatment of Class 10 shall be modified in any manner elected by AMCE to the extent necessary to cause the Plan not to violate the provisions of section 1129(b)(2) of the Bankruptcy Code. In addition, if any party in interest objects to the treatment of Class 10 as set forth herein and the Bankruptcy Court sustains such objection, then the Holders of Allowed Interests shall receive no consideration under the Plan. As a matter of disclosure but not as an obligation under or pursuant to the Plan, in such event Reorganized GCCI Inc. would retain all of its interest in GCCI LLC on the Effective Date but AMCE would intend to cause the sale of such interest to New Investments LLC after the Effective Date for $6.5 million.

All Existing GCX Common Stock shall be deemed cancelled on the Effective Date.

If (a) prior to February 4, 2002, members of the family of Richard A. Smith or their affiliates (the "Smith Family") and New Investments LLC have not executed an agreement obligating the Smith Family to provide the Equity Financing and New Investments LLC to consummate the transactions described herein with respect to the Class 10 treatment, subject only to the conditions described herein, or (b) prior to the Confirmation Date, the $16,250,000 to be raised in the Equity Financing has not been invested in or committed to New Investments LLC (the "Class 10 Participation Conditions"), the Holders of Allowed Interests shall receive no consideration under the Plan.

The following sets forth additional information and terms regarding New Investments LLC, and its acquisition of the equity interests in GCCI LLC. Any changes to the following information and terms will be reflected in the Plan Documentary Supplement to be filed prior to the Confirmation Date which will include, among other documents, the LLC Operating Agreement for New Investments LLC and the Investment Management Agreement with New Investment LLC's Investment Manager. To the extent of any inconsistency between the Plan and the Plan Documentary Supplement, the terms of the Plan Documentary Supplement shall govern.

1. New Investments LLC.

(a) New Investments LLC will be formed by members of the family of Richard A. Smith or their affiliates (the "Smith Family"), and will conduct an equity financing of its LLC Interests, as described below. The Smith Family includes, in addition to Richard A. Smith, certain family members and related trusts, charitable foundations and other entities that collectively own approximately 28 percent of the outstanding shares of GCX's Common Stock. Richard A. Smith formerly served as Chairman and Chief Executive Officer of GCX, and his son, Robert A. Smith, formerly served as President and Chief Operating Officer of GCX. John Berylson is the son-in-law of Richard A. Smith.

(b) If the Distribution Conditions have been fulfilled, New Investments LLC will be subject to all the regulatory requirements and operational restrictions applicable to a business development company under the 40 Act. A business development company is a type of closed-end investment company and, as such, will not issue or have outstanding redeemable securities. Business development companies operate for the purpose of providing venture capital financing and making available significant managerial assistance to certain private or financially troubled businesses. In recognition of the particular needs of venture capital investment companies, the regulation of business development companies under the 40 Act is generally more flexible and less burdensome than that applicable to traditional investment companies regulated by the 40 Act. As a business development company, New Investments LLC will also be required to file annual, quarterly and similar reports pursuant to Section 13 of the 34 Act.

(c) In order to avoid taxation of New Investments LLC as a corporation, no interests in New Investments LLC will be publicly tradable.

(d) New Investments LLC's business purpose will be to manage and liquidate the investments of its portfolio companies and to make additional investments in such portfolio companies. New Investments LLC will not make any investments in any companies other than such portfolio companies or their respective affiliates or successors.

2. Chestnut Hill Capital Partners LLC ("CHCP"). CHCP owns 1 percent of the LLC interests of GCCI LLC. Prior to the Effective Date, John Berylson and Demos Kouvaris, who own 100 percent of the LLC interests of CHCP, will transfer at GCX's direction all such CHCP LLC interests to GCCI Inc., free and clear of all liens and encumbrances (the "CHCP Transfer"), after which GCCI Inc. will directly and indirectly own 100 percent of the LLC interests in GCCI LLC. The CHCP Transfer shall be in full satisfaction of loans owed to GCX in the principal amount of $419,309 by John Berlyson and in the principal amount of $55,292 by Demos Kouvaris, together with all interest (or other fees and expenses, if any) accrued on (or with respect to) such loans. New Investments LLC shall indemnify and hold GCCI Inc. harmless against any loss or expense incurred by GCCI Inc. with respect to CHCP liabilities (other than liabilities to the Debtors), if any.

3. Acquisition of GCCI LLC. Subject to the Class 10 Participation Conditions, New Investments LLC will acquire from GCCI Inc. and CHCP 100 percent of the interests (including carried interests) in GCCI LLC, free and clear of all liens, encumbrances and security interests of any kind (including any security interests held by GCX), in consideration for the issuance to GCCI Inc. of the Preferred LLC Interest and the Class 10 Percentage of the LLC Interests (the "Class 10 LLC Interests"). If the Distribution Conditions occur, the Class 10 LLC Interests will be distributed to the Holders of Allowed Interests. On the Effective Date, the assets of GCCI LLC will include (i) the portfolio investments of GCCI LLC and GCCI Inc. as listed in Section I.6.b of the Disclosure Statement, (ii) the proceeds, if any, of any disposition of any of such investments received after filing of the Plan with respect to or from a disposition of such assets not initiated by GCCI LLC, net of taxes on gains from such disposition and transaction expenses, if any, and net of new capital invested in the investment assets after filing of the Plan, if any, and (iii) any furniture, fixture and equipment assets of GCCI Inc. that are used exclusively for conducting GCX's investment business.

4. Offering for $16,250,000 to Fund the Portfolio and its Operations.

(a) As a condition to the acquisition by New Investments LLC of the equity interests in GCCI LLC, New Investments LLC shall have raised in an equity financing (the "Equity Financing") $16,250,000 in invested or committed capital. Investors in the Equity Financing will receive LLC Interests in New Investments LLC, which LLC Interests will represent, after the issuance of the Preferred LLC Interests and the Class 10 LLC Interests, 63.988095 percent of the equity of New Investments LLC. In the event the Preferred LLC Interest Repurchase occurs, the LLC Interests acquired by the investors in the Equity Financing will represent 86 percent of the equity of New Investments LLC.

(b) The Debtor understands that the Smith Family, and certain affiliated trusts of the Smith Family (collectively, the "Smith Investors"), together with John Berylson, and certain family members and affiliated trusts of John Berylson (collectively, the "Berylson Investors"), intend to commit the full $16,250,000 subject to the terms and conditions described herein. Of this amount, it is anticipated that the Berylson Investors will invest at least $5,000,000. Notwithstanding the foregoing, holders of Allowed Class 5 Claims who are "qualified institutional buyers," as that term is defined in Rule 144A promulgated pursuant to the Securities Act of 1933, shall be entitled to participate in the Equity Financing in an amount of up to $6,250,000. Such holders of Allowed Class 5 Claims shall be entitled to participate in such amount pro rata in proportion to the amount of their Allowed Class 5 Claims and shall have over-subscription rights to the extent other holders of Allowed Class 5 Claims do not subscribe for their respective pro rata shares. Any amounts which holders of Allowed Class 5 Claims elect to purchase shall reduce the amount otherwise available to the Smith Investors and the Berylson Investors. New Investments LLC shall also reserve the right to permit other investors to acquire LLC Interests in the Equity Financing to the extent that the Smith Investors and the Berylson Investors agree not to purchase any LLC Interests not acquired by the Holders of Allowed Class 5 Claims.

(c) The Berylson Investors and the Smith Investors will require as a condition to proceeding with the transactions described herein that (i) the Confirmation Order will provide that, based on AMCE's exercise of its right under Section 10.2 of the Plan to elect to have the Claim of John Berylson in the sum of $2,327,225.71 treated as a Class 6 Unsecured Claim Allowed in full, such Claims will be so treated, conditioned upon consummation of the Preferred LLC Interest Repurchase, and (ii) the CHCP Transfer and related loan satisfaction has occurred. Except for such Claim of John Berylson, the Claim of Demos Kouvaris in the sum of $117,109, any vested employee pension benefits under GCX's defined benefit pension plan or 401(k) plan that either may have and any salary and employee benefits (not to include in any event any severance, SERP or supplemental executive medical benefits) accrued and unpaid since their hire by GCX or GCCI Inc. post-petition and through the Effective Date, the obligations of the Debtors to proceed with the transactions contemplated herein shall be subject to the waiver and release by each of Messrs. Berylson and Kouvaris and by CHCP of any other Claims of any kind any of them may hold, including without limitation any employment, deferred compensation, severance or pool payment Claims.

5. Investment Manager and Management Fee

(a) A management company (the "Investment Manager") will be formed which will serve as the investment manager to New Investments LLC. The Investment Manager will be owned and controlled by John Berylson and Demos Kouvaris, who are currently the principals of CHCP and manage the investment activities of GCCI Inc. and GCCI LLC.

(b) The Investment Manager will enter into an investment advisory and management agreement (the "Investment Management Agreement") with New Investments LLC and will receive an annual fee of 2 percent per year of the net asset value of New Investments LLC, subject to a minimum fee of $1,100,000 necessary to cover the expenses, including salaries, of the Investment Manager. This fee will be paid for a period of four years. Thereafter, the minimum annual fee will be $500,000 until all investments have been liquidated. If in any year the $1,100,000 or $500,000 minimum, as the case may be, exceeds 2 percent of the net asset value of New Investments LLC, such excess shall be credited towards the 2 percent in any year in which the 2 percent exceeds the minimum for such year, but only to the extent of such excess. Other expenses of New Investments LLC, such as legal, auditing and regulatory compliance fees, will be paid directly by New Investments LLC.

(c) If the Distribution Conditions occur and the Class 10 LLC Interests are distributed to the Holders of Allowed Interests, the Investment Management Agreement (i) will be for an initial term of two years and be subject to annual renewals thereafter with the approval of the Board of Managers and the "disinterested managers" of New Investments LLC or the outstanding voting securities holders of New Investments LLC in accordance with Section 15 of the 40 Act, and (ii) will be subject to termination upon 60 days notice, also as provided in Section 15 of the 40 Act. If the Class 10 LLC Interests are not distributed to the Holders of Allowed Interests and New Investments LLC does not make the BDC Election, the Investment Management Agreement will be for an initial term of two years and subject to annual renewals thereafter with the approval of the Board of Managers.

(d) If New Investments LLC will be qualified as a business development company, Investment Manager will be required to register as an investment adviser under the Investment Advisers Act of 1940.

6. Distributions. All distributions made by New Investments LLC, including distributions upon liquidation of New Investments LLC, will be made in the following order of priority assuming the Preferred LLC Interest Repurchase has occurred:

First, 100 percent to the holders of LLC Interests pro rata until they have received aggregate distributions equal to their Initial Capital Amounts. The "Initial Capital Amounts" for the investors in the Equity Financing will equal in the aggregate $16,250,000 and for the Holders of Allowed Interests, assuming the distribution to such holders occurs, will equal in the aggregate $2,645,348.80.

Second, 100 percent to the holders of LLC Interests pro rata until they have received aggregate distributions equal to a 6 percent return, compounded annually, on their Initial Capital Amounts.

Third, 100 percent to the Investment Manager until the Investment Manager has received aggregate distributions equal to 20 percent of the amounts distributed pursuant to the foregoing clause Second and this clause Third.

Fourth, 80 percent to the holders of LLC Interests and 20 percent to the Investment Manager. (The distribution payable to the Investment Manager pursuant to the foregoing clause Third and this clause Fourth is referred to as the "Carried Interest").

The Investment Manager's right to receive the Carried Interest shall be fully vested upon the issuance of such interest in recognition of the fact that, with the assistance and advice of the Investment Manager, New Investments LLC will have concurrently with the closing of the transactions contemplated hereby acquired the entire portfolio of securities (subject to follow-on investments) that New Investments LLC will acquire.

7. Board Composition and Control of New Investments LLC.

(a) If holders of Allowed Class 5 Claims invest at least $3,000,000 in the Equity Financing, the Board of Managers of New Investments LLC will include the following three interested managers: a representative of the Berylson Investors, who shall initially be John Berylson; a representative of the Smith Investors, who shall initially be Richard Smith; and a representative of the holders of Allowed Class 5 Claims who represent a majority of the LLC Interests purchased by such holders. The Board of Managers will also include four disinterested managers to be designated prior to confirmation and who shall be nominated and elected by the holders of a majority of the LLC Interests in New Investments LLC. If holders of Allowed Class 5 Claims do not invest at least $3,000,000 in the Equity Financing, the Board of Managers of New Investments LLC will include the following two interested managers: a representative of the Berylson Investors, who shall initially be John Berylson; and a representative of the Smith Investors, who shall initially be Richard Smith. In such event, the Board of Managers will also include three "disinterested managers" to be designated prior to confirmation and who shall be nominated and elected by the holders of a majority of the LLC Interests in New Investments LLC. Each member of the Board shall serve for a five-year term, and any replacements upon resignation or removal of a member shall be made by the parties entitled to appoint such member in the first instance. In the event the Distribution Conditions do not occur, or are not waived, and accordingly the BDC Election is not made, the Board of Managers may not include any disinterested managers, and additional managers may be appointed with the consent of a majority of the holders of LLC Interests.

(b) Pursuant to the terms of the Investment Management Agreement, the Investment Manager will have the discretion to make disposition decisions with regard to portfolio investments held by New Investments LLC, and shall also make recommendations to the Board of Managers regarding additional investments in such portfolio companies. The approval by the Board of Managers shall be required for any additional investments. There will be no limitation on the types of investments that may be recommended by New Manager LLC, as long as such investments are in companies which are then portfolio companies of New Investments LLC. The approval of the Board of Managers of New Investments LLC will also be required prior to New Investments LLC's reinvesting the proceeds of any liquidated investments, raising any capital of any kind, distributing any investments in kind or retaining reserves or other amounts from the cash proceeds of a liquidity event which will otherwise be distributed pursuant to the distribution provisions discussed above.

8. Voting Rights of Holders of LLC Interests. Each holder of an LLC Interest is entitled to a vote proportionate to such holder's percentage share of the equity of New Investments LLC for the election of members of the Board of Managers. All voting rights for the election of such members are noncumulative, which means that the holders of more than 50 percent of the LLC Interests can elect 100 percent of the managers then nominated for election if they choose to do so and, in such event, the holders of the remaining LLC Interests will not be able to elect any managers.

9. Board Composition ofInvestment Manager. The Board of Managers of the Investment Manager will be such individuals as may be designated by Messrs. Berylson and Kouvaris, who will own 100 percent of the Investment Manager.

Class 10 3/4 Common Stock Options:

The holders of Common Stock Options shall receive no distribution. On the Effective Date all Common Stock Options and any other equity interests will be canceled.

Existing Issue:

$225 million principal amount of 9.5 percent Senior Subordinated Notes due 2011 of AMC Entertainment Inc. (the "Notes").

Issuer:

AMC Entertainment Inc. ("AMCE" or the "Company").

Coupon:

9.5 percent, payable twice annually on February 1st and August 1st.

Maturity Date:

February 1, 2011.

Optional Redemption:

The Company may redeem the notes at its option, in whole or in part, at any time after February 1, 2004 at 104.75 percent of the principal thereof, declining ratably to 100.00 percent of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date.

Change of Control:

Upon a Change of Control, the holders of the Notes will have the right to require AMCE to repurchase the Notes at a price equal to 101 percent of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

Ranking:

The Notes are unsecured senior subordinated indebtedness ranking pari passu with all of AMCE's existing and future senior subordinated indebtedness. The payment of all obligations in respect of the Notes will be subordinated in right of payment to the prior payment in full in cash or cash equivalents of all senior indebtedness. As of June 28, 2001, AMCE had approximately $73.2 million of net senior indebtedness and $199 million of pari passu indebtedness outstanding. In addition, the Notes are effectively subordinated to all liabilities of AMCE's subsidiaries, including trade payables but excluding: (i) intercompany obligations; (ii) liabilities under guarantees of AMCE's obligations; and (iii) obligations under operating leases and other obligations not reflecting in AMCE's consolidated financial statements.

Certain Covenants:

The indenture contains certain covenants that, among other things, restricts AMCE's ability and the ability of AMCE's subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends or make distributions in respect of capital; (iii) purchase or redeem capital stock; (iv) enter into transactions with certain affiliates; (v) become liable for any indebtedness that is subordinate or junior in right of payment to any senior indebtedness and senior in right of payment to the Notes; or (vi) consolidate, merge or sell all or substantially all of AMCE's assets, other than in certain transactions between one or more of AMCE's wholly-owned subsidiaries and AMCE.

Unit #	Theatre Name
410	Pga
414	Gwinnett Place
421	Westdale
449	Galleria
466	Dublin Place
471	Coral Square
474	Central Park
476	Northland
477	Burnhaven
482	Pinellas Square
484	Point Nasa
493	Regency
499	Lindbergh
507	Janaf
514	Lakeside (2 Units)
662	Wyoming Valley
691	Columbia City
704	Lakehurst
713	Rutgers
716	Deerbrook
804	Crosscreek Mall
806	Erie Commons
809	Shelard Park
829	Mercer Mall
834	Lakeside (2 Units)
837	Hanes Mall
841	Wyoming Valley
846	Lafayette Sq
853	Merchants Walk
861	San Mateo
869	Sandy Springs 8
872	Summit Park
876	Columbia Mall
877	Chestefield
883	Westland
887	Colonial
888	Arlington Park
889	Ridgmar Town Sq
892	Eastland
894	Mall Of Memphis
901	Crossroads East
908	Lincoln Plaza 8
910	Esplanade Mall
912	Highland 10
915	Pembroke
918	Gateway Center
921	Mission Bay
923	Hairston
925	Fountains 8
928	Richardson
930	Pleasant Valley
934	Great Hills
939	Altamonte 8
941	Midway Mall
947	Lake Mary
952	Canton Cinema
953	Fashion Square
954	Market 7
955	Pittsford